SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 09, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

Minutes of the Board of Directors’ Meeting,
Held on March 7, 2007

Date, Time and Place:
On the 7th of March, 2007, at 10:15 a.m., in Brasil Telecom S.A.’s (“BT” or “Company”) headquarters, in the city of Brasília, Federal District, at SIA SUL – ASP, Lote D, Bloco B.

Summons:
Summons made in compliance with article 27, sole paragraph of the Company’s bylaws, according to letter signed by the Chairman of the Board of Directors, Mr. Sergio Spinelli Silva Junior (Doc. 01).

Presence:
The following effective members of the Company’s Board of Directors were present, via conference call: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Suranyi, Antonio Cardoso dos Santos and Ricardo Ferraz Torres.

Meeting’s Board:
President:           Sergio Spinelli Silva Junior
Secretary:           Hiram Bandeira Pagano Filho

Day’s Agenda:
1. To make a resolution regarding the Company’s share grouping, according to the Management’s Proposal.

Resolutions:
Initially, the Board of Directors approved unanimously that the Minutes of this Board of Directors’ Meeting be drafted in summarized form, in compliance with article 130, 1st paragraph of Law 6,404/76, being authorized the submission of protests and manifestations, which shall be received by the Meeting’s board and filed at the Company’s headquarters.

Next, the Chairman put to the vote the sole item of the day’s agenda, the Management’s Proposal related to the Company’s share grouping (Doc. 2) and the inclusion of the matter in the Extraordinary General Shareholders’ Meeting agenda, to be held on April 10, 2007, at 12:00 p.m., which was approved unanimously by the Board members.

Closing:
With nothing further to be discussed, the Minutes for this Board of Directors’ Meeting were drafted.

Brasília, March 7, 2007

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.